Exhibit 3

Part III: Manner of Operations

Item 4:   Hours of Operations

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

The ATS operates on an overnight basis, Sunday evening through Friday morning. ~~The~~

Other than Extended Hours Trading Sessipons (defined below), the ATS accepts orders from 7:30 PM ET until 3:50 AM ET the following morning. ~~The ATS~~ and effects transactions from 8:00 PM ET until 3:50 AM ET the following morning. ~~For instance, during a typical week, the ATS will start accepting orders at 7:30 PM ET Sunday evening, and will effect transactions from 8:00 PM ET Sunday evening until 3:50 AM ET Monday morning. The~~, with the last trading session for a ~~standard~~typical week ~~operates~~operating from 8:00 PM ET Thursday evening until 3:50 AM ET Friday morning (with the ATS accepting orders starting at 7:30 PM ET Thursday evening). The ATS does not operate a trading session Friday evening.

The ATS observes the New York Stock Exchange's ("**NYSE**") holiday schedule in that the ATS will not operate a trading session where the NYSE is closed the next day (e.g., if the NYSE is closed on a Friday, the ATS will not operate a trading session that Thursday evening/Friday morning). The ATS does not adjust its hours of operation on days the NYSE has a scheduled early close.

For trading sessions that start on days the NYSE is closed, the ATS accepts orders from 5:30 PM ET until 3:50 AM ET the following morning and effects transactions from 6:00 PM ET until 3:50 AM ET the following morning (such trading sessions, the "**Extended Hours Trading Sessions**").

For instance:

i.   During a week on which the NYSE is open each weekday (Monday through Friday), the ATS starts accepting orders at 5:30 PM ET Sunday evening, and effects transactions from 6:00 PM ET Sunday evening until 3:50 AM ET Monday morning. For all other trading sessions during such a week (that is, trading sessions other than the Sunday evening/Monday morning trading session), the ATS accepts orders from 7:30 PM ET until 3:50 AM ET the following morning and effects transactions from 8:00 PM ET until 3:50 AM ET the following morning.

ii.   Where the NYSE is closed on a Monday, the ATS (i) will not have a Sunday evening/Monday morning trading session (as noted above) and (ii) will treat the Monday evening/Tuesday morning trading session as an Extended Hours Trading Session, such that the ATS begins accepting orders at 5:30 PM ET Monday evening and effects transactions from 6:00 PM ET Monday evening until 3:50 AM ET Tuesday morning.

iii. Where the NYSE is closed on a Wednesday, but open Monday, Tuesday, Thursday and Friday, the ATS treats both the Sunday evening/Monday morning trading session and the Wednesday evening/Thursday morning trading session as Extended Hours Trading Sessions.

b. *Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 10: Opening and Reopening

a. *Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

Orders submitted to the ATS prior to the start of trading hours (that is, orders submitted between 5:30 PM ET and 6:00 PM ET for Extended Hours Trading Sessions and between 7:30 PM ET and 8:00 PM ET for all other sessions) become eligible for execution at the relevant scheduled start time (that is, 6:00 PM ET for Extended Hours Trading Sessions and 8:00 PM ET for all other sessions) (the **"Scheduled Start Time"**). The ATS does not have any special procedures to match orders at the start of trading hours; rather, all resting orders are matched in accordance with the ATS' standard matching logic and priority.

b. *Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

c. *Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

Orders accepted by the ATS prior to the start of trading are held in an accepted state and the ATS does not execute any orders until ~~8:00 PM ET~~the Scheduled Start Time. Once the ATS begins trading at ~~8:00 PM ET~~the Scheduled Start Time, the ATS' standard priority logic and matching logic is applied to any open orders. Order receipt time for an order received prior to the start of trading is the order's actual time of receipt by the ATS (that is, order receipt time is not adjusted to the start of trading hours).

Resting orders are not cancelled during a trading halt or other suspension of trading. Order receipt time for an order received prior to or during a suspension in trading is the order's actual time of receipt by the ATS (that is, order receipt time is not adjusted to the resumption of trading).

d. *Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

e. *Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?*

☐ *Yes* ☒ *No*

If yes, identify and explain the differences.

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

☐ *Yes* ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

☒ *Yes* ☐ *No*

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

The following information is made available to Brokerage Customers and Liquidity Providers (including, for clarity, Brokerage Customers that are not permissioned to submit orders to the ATS) on a security-by-security basis during the ATS' regular trading hours (that is, from ~~8:00 PM ET~~the Scheduled Start Time to 3:50 AM ET): (i) highest resting bid price, lowest resting offer price and aggregate size at such price level ("**Top of Book Data**") and (ii) price and size of the last sale within the ATS ("**Last Sale Data**"). This information is also made available to the IBKR SOR and the IBKR SOR utilizes such information for routing purposes.

ATS market data is provided on a non-attributed, real-time basis (that is, market data is not subject to any intentional delay, although there may be some latency in its dissemination). For clarity, this information is not disseminated ~~from 7:30 PM~~

3

~~ET to 8:00 PM ET (that is,~~ when the ATS is accepting orders in a pending state prior to the start of trading (that is, between 5:30 PM ET and 6:00 PM ET for Extended Hours Trading Sessions and 7:30 PM ET and 8:00 PM ET for all other sessions).

As described in Part III, Item 7, orders submitted to the ATS are treated as either "Displayed Orders" or "Non-Displayed Orders" (by default, all orders are designated as Displayed Orders, although Brokerage Customers and Liquidity Providers may include instructions that an order be designated as a Non-Displayed Order). Top of Book Data distributed to Brokerage Customers and Liquidity Providers only includes information regarding Displayed Orders and, for clarity, does not include information regarding Non-Displayed Orders. Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. Last Sale Data includes transaction information regarding both Displayed Orders and Non-Displayed Orders. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.

ATS market data is made available to Brokerage Customers and Liquidity Providers by IBKR's affiliate, GFIS. Brokerage Customers must utilize a Trading Product or the REST/Web API to view ATS market data.

ATS market data is made available to Brokerage Customers and Liquidity Providers at no charge. Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders (that is, they may elect to receive Top of Book Data that only represents resting orders of Brokerage Customers). For clarity, where a subscriber elects to receive Top of Book Data that excludes Liquidity Providers' orders, the Last Sale Data received by such subscriber will continue to include transactions involving Liquidity Providers. Other than as described above, there is no substantive difference in the ATS market data available via the Trading Products or other means of display.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders. Otherwise, Top of Book Data may represent orders of both Brokerage Customers Liquidity Providers.

Brokerage Customers may elect to access ATS market data via IBKR's REST/Web API offering. Liquidity Providers (in their capacities as such) may only access ATS market data via the REST/Web API.

While Top of Book Data made available to Brokerage Customers and Liquidity

Providers does not include information regarding Non-Displayed Orders, Top of Book Data made available to the SOR includes information regarding both Displayed Orders and Non-Displayed Orders. The SOR utilizes Top of Book Data solely in determining where to route non-directed orders. Only Brokerage Customers may submit non-directed orders to the SOR. See Part II Item 5 and Part III Item 7 for additional information regarding Top of Book Data and Displayed Orders and Non-Displayed Orders.